Exhibit 1

SUPERCOM LTD
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2023
(Unaudited)

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2023

(Unaudited)

IN U.S. DOLLARS

- - - - - - - - - - - - - - - - - - - - -

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	1,139	4,042
Restricted bank deposits	382	463
Trade receivable, net	12,431	10,852
Other accounts receivable and prepaid expenses	2,353	2,239
Inventories, net (Note 3)	3,059	3,411
Patents	5,283	5,283
Total current assets	24,647	26,290

LONG-TERM ASSETS
Severance pay funds	458	482
Deferred tax long term	501	501
Property and equipment, net	2,397	1,640
Other Intangible assets, net (Note 4)	5,504	5,617
Goodwill	7,026	7,026
Operating lease right-of-use asset	260	484
Total non-current assets	16,146	15,750

TOTAL ASSETS	40,793	42,040

CURRENT LIABILITIES
Trade payables	474	1,267
Employees and payroll accruals	1,075	1,339
Related parties	142	168
Accrued expenses and other liabilities	283	469
Deferred revenue	507	715
Short-term loan and other	970	1,281
Total current liabilities	3,451	5,239

LONG-TERM LIABILITIES
Long-term loan	32,909	32,600
Deferred revenue	299	269
Deferred tax liability LT	170	170
Accrued severance pay	497	523
Operating lease liabilities	-	108
Total non-current liabilities	33,875	33,670

SHAREHOLDERS' EQUITY:
Ordinary shares	4,910	3,057
Additional paid-in capital	104,073	103,000
Accumulated deficit	(105,516)	(102,926)
Total shareholders' equity	3,467	3,131

Total Liabilities and Shareholders' Equity	40,793	42,040

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2023	2022
	Unaudited	Unaudited
REVENUES	14,124	6,264

COST OF REVENUES	10,276	3,648

GROSS PROFIT	3,848	2,616

OPERATING EXPENSES
Research and development, net	1,662	1,792
Sales and marketing	1,128	1,463
General and administration	2,374	2,488
	405	-
Total operating expenses	5,569	5,743

OPERATING (LOSS) INCOME	(1,721)	(3,127)

FINANCIAL EXPENSES (INCOME), NET	(869)	(2,032)

LOSS BEFORE INCOME TAX	(2,590)	(5,159)

INCOME TAX BENEFIT	-	-

NET LOSS FOR THE PERIOD	(2,590)	(5,159)

NET LOSS PER SHARE

Basic	(0.53)	(1.54)

Diluted	(0.53)	(1.54)

Weighted average number of ordinary shares used in computing basic net loss per share	4,858,923	3,347,449

Weighted average number of ordinary shares used in computing diluted net loss per share	4,858,923	3,347,449

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of Shares	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2021	2,823,938	2,028	97,833	(95,469)	4,392
Changes during the six months ended June 30, 2022 (unaudited):
Net loss	-	-	-	(5,159)	(5,159)
Exercise of options and debt conversion	54,385	39	172	-	211
Share Issuance	753,158	578	3,703	-	4,281

Balance as of June 30, 2022 (unaudited)	3,631,481	2,645	101,708	(100,628)	3,725

Balance as of December 31, 2022	4,206,327	3,057	103,000	(102,926)	3,131
Changes during the six months ended June 30, 2023 (unaudited):
Net loss	-	-	-	(2,590)	(2,590)
Exercise of options and debt conversion	440,517	301	424	-	725
Share Issuance	928,210	1,552	649	-	2,201

Balance as of June 30, 2023 (unaudited)	5,575,054	4,910	104,073	(105,516)	3,467

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)

	Six months ended June 30
	2023	2022
	Unaudited	Unaudited
Cash flows from operating activities:

Net loss	(2,590)	(5,159)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,306	1,289
Increase in trade receivables, net	(1,579)	(1,437)
Increase in other accounts receivable and prepaid expenses	(114)	(202)
Increase (decrease) in inventories, net	352	(80)
Decrease in trade payables	(793)	(40)
Decrease in employees and payroll accruals	(264)	(317)
Increase (decrease) in accrued severance pay	23	(31)
Increase in long-term loan and other debt	809	-
Increase (decrease) in accrued expenses and other liabilities	(559)	1,842
Net cash used in operating activities	(3,409)	(4,134)

Cash flows from investing activities:
Purchase of property and equipment	(1,041)	(276)
Decrease (Increase) in severance pay fund	(25)	29
Capitalization of software development costs	(684)	(572)
Net cash provided by (used in) investing activities	(1,750)	(819)

Cash flows from financing activities:
Issuance of share capital, net of issuance costs	2,201	4,281
Long-term debt, net	-	-
Related parties	(26)	(11)
Net cash provided by (used in) financing activities	2,175	4,270

Increase (decrease) in cash, cash equivalents and restricted cash	(2,984)	(683)
Cash, cash equivalents and restricted cash at the beginning of the year	4,505	4,604

Cash, cash equivalents and restricted cash at the end of the period	1,521	3,921

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.
SuperCom Ltd. (the “Company”) is an Israeli resident company organized in 1988 in Israel. On January 24, 2013, the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

The Company is a global provider of e-GOV, IoT, Communication and Cyber Security solutions to governments and organizations, both private and public, throughout the world; (i) IoT products and solutions reliably identify, track and monitor people or objects in real-time, enabling customers to detect unauthorized movement of people, vehicles and other monitored objects. The Company provides an all-in-one field-proven PureSecurity suite, accompanied by services specifically tailored to meet the requirements of an IoT customer; (ii) Proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance, and border control services, the Company have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors, and Lands; (iii) Solutions for carrier wi-fi, enterprise connectivityas well as its legacy backhaul services and products; (iv) Cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control, The Company maps sensitive information and controls data flow through email, web, external devices, and additional channels.

b.	Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of six months ended June 30, 2023, the Company had an accumulated deficit of $105,516 and net cash used in operating activities of $3,409, compared to $4,134 for six months ended June 30, 2022.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of June 30, 2023, the Company had cash, cash equivalent, and restricted cash of $1,521 and positive working capital of $21,196.

Additionally, the Company secured financing of $20,000 during 2018, of which $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple notes aggregate gross proceeds of $12,000 of subordinated debt.

On March 1, 2022, the Company raised $4.65 million in a registered direct offering with a single accredited institutional investor of an aggregate of 3,130,000 of its ordinary shares, and 4,401,585 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 5,648,689 or ordinary shares at an exercise price of $0.70 per share.

On July 27, 2022, the Company raised $1.74 million in a cash exercise of Company’s private warrants, as amended, of 5,648,689 of its ordinary shares at exercise price of $0.308, and concurrent private placement to the accredited institutional investor of the Company’s private warrants to purchase an aggregate of 5,648,689 or ordinary shares at an exercise price of $0.32 per share.

On March 31, 2023, the Company raised $2.4 million in a registered direct offering with a single accredited institutional investor through the sale of an aggregate of 485,000 of its ordinary shares, and 1,032,615 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to such Purchaser of the Company’s private warrants to purchase an aggregate of 1,517,615 of its ordinary shares at an exercise price of $1.66 per share.

On July 31, 2023, the Company raised $2.75 million in a registered offering with a single accredited institutional investor through the sale of an aggregate of 661,000 of its ordinary shares, and 2,574,295 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent issuance to such Purchaser of the Company’s warrants to purchase an aggregate of 3,235,295 of its ordinary shares at an exercise price of $0.85 per share.

To date, the Company has used the proceeds from the secured financing, subordinated debt, and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes, and (iii) for working capital needs for multiple new government customer contracts with significant positive cash flow.

Furthermore, the available $6 million secured credit facility from Fortress Investment Group may provide the Company with additional access to capital if needed.

The Company believes that based on the above-mentioned secured financings, management’s plans, significant cost savings, and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

NOTE 1:	GENERAL (Cont.)

c.	Senior Secured Credit Facility

On September 6, 2018, and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan, finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the company's needs. The Credit Facility is set to mature on September 6, 2021, and bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio, which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts that remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing until today, the Company only paid monthly interest payments. The Company expects to start making partial monthly amortization payments towards the principal balance, with the majority of the principal to be paid via a bullet payment at the maturity date, expected to be in December 2024.

The Credit Facility is subject to an original issue discount equal to 2.5% of any drawn amounts, and amounts repaid cannot be re-borrowed. At maturity, an end-of-term fee of 2.25% to 4.5% is owed by the Company for any amounts drawn. In connection with securing the Credit Facility, the Company incurred legal and due diligence fees, which are recorded together with the original issue discount and end-of-term fee, and amortized into interest expense over the life of the Credit Facility.

In connection with the Credit Facility, the Investor received 25,000 warrants initially and an additional 75,000 warrants for amendments (the “Credit Facility Warrants”) and purchased 106,705 unregistered common shares at a share price of $1.87 from Company at a total of $200. The Credit Facility Warrants mature 7 years from the date of issuance, were set to be issued at a strike price at a premium to the then current market price.

In 2021, the Company secured through the issuance of an additional subordinated notes, gross proceeds of $12,000. For the consideration of $12,000 in gross proceeds, SuperCom issued a two-year unsecured, subordinated promissory note to a certain institutional investor, one in February 2021 and the other in June 2021, both with similar structures and terms. The notes have a 5% annual coupon and a built-in increase to the balance of the notes by 5% every 6 months, for any portion of the notes which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of either note at any time without a pre-payment penalty. The company has an option at its discretion only, at any time after 12 months to pay down all or a portion of either note using its ordinary shares, subject to certain conditions being met.

 As of June 30, 2023, the outstanding principal, including accrued interest, of the Credit Facility and the aggregate balance for these Subordinated Debt was $32,909.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

NOTE 2:	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2023 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2022.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made, and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021, and the accompanying notes. There have been no changes in the significant accounting policies from those disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2021included in the 2021 Form 20-F.

NOTE 3:	INVENTORIES, NET

	June 30,	December 31,
	2023	2022
	$	$
Raw materials, parts and supplies	1,667	1,726
Finished products	1,392	1,685

	3,059	3,411

As of June 30, 2023 and December 31, 2022, inventory is presented net of write-offs for slow inventory in the amount of approximately $2,215 and $2,215 , respectively.

NOTE 4: OTHER INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2023	2022
	$	$
Customer relationship & Other	532	622
IP & Technology	1,878	2,121
Capitalized software development costs	3,094	2,874

	5,504	5,617

NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

We are party to legal proceedings in the normal course of our business. There are no material pending legal proceedings to which we are a party or of which our property is subject. Although the outcome of claims and lawsuits against us cannot be accurately predicted, we do not believe that any of the claims and lawsuits, will have a material adverse effect on our business, financial condition, results of operations or cash flows for any quarterly or annual period.